UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

SPROTT PHYSICAL COPPER TRUST

B.	(1) This is an (check one):

☒	original filing for the Filer.

☐	amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9): ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	SPROTT PHYSICAL COPPER TRUST

Form type:	Registration Statement on Form 40-F

File Number (if known):	001-43161

Filed by:	SPROTT PHYSICAL COPPER TRUST

Date Filed (if filed concurrently, so indicate):	February 20, 2026 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of:

Ontario

and has its principal place of business at:

Royal Bank Plaza,

South Tower

200 Bay Street, Suite 2600

Toronto, Ontario

Canada M5J 2J1

(416) 943-8099

E.	The Filer designates and appoints Puglisi & Associates (“Agent”) located at:

850 Library Avenue, Suite 204
 Newark, DE 19711
(302) 738-668

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)            any investigation or administrative proceeding conducted by the Commission; and

(b)            any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.            The Filer, in connection with the use of Form 40-F, stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form 40-F in conjunction with which the amendment is being filed.

G.            The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 20th day of February, 2026.

Filer:		SPROTT PHYSICAL COPPER TRUST
By: Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Copper Trust

	By:	/s/ John Ciampaglia
		Name:	John Ciampaglia
		Title:	Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

PUGLISI & ASSOCIATES
(Agent for Service)

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director
	Date:	February 20, 2026

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